Exhibit 3.1

SECOND AMENDMENT TO
THE AMENDED AND RESTATED BYLAWS OF
DIVERSIFIED RESTAURANT HOLDINGS, INC.
Pursuant to the procedures set forth in Article XI of the Amended and Restated Bylaws of Diversified Restaurant Holdings, Inc. (the "Bylaws"), the Bylaws are hereby amended as follows:
1.The last sentence of Section 2.01 is hereby amended and replaced in its entirety, to read as follows:

Section 2.01. Capital Stock.

The capital stock may be evidenced by certificates of stock, issued in the name of the corporation and signed by the President and Secretary of the corporation under the corporate seal; however, the Board of Directors may also provide by resolution or resolutions that some or all of any or all classes or series of the corporation’s stock may be uncertificated shares. To the extent any shares are uncertificated, such shares shall be in book-entry form; that is, such shares shall be evidenced on the books of the corporation or through a depository (such as The Depositor Trust Company). Unless otherwise provided by applicable law, the rights and obligations applicable to holders of shares of the corporation’s stock evidenced by certificates shall be identical to the shares and obligations applicable to holders of shares of the corporation’s stock that are uncertificated and held in book-entry form. The issuance of uncertificated shares has no effect on existing certificates for shares until such certificated shares are surrendered to the corporation.

2.    Section 2.04 is hereby amended and replaced in its entirety, to read as follows:

Section 2.04. Lost Certificates.

No uncertificated shares or no certificate for shares of stock in the corporation shall be transferred or issued in place of any certificate alleged to have been lost, stolen, or destroyed, unless and until proof of loss, together with proper indemnification procedures, including an indemnification bond, if requested by the Board of Directors, is furnished by the applicant for the new certificate. Any cost of reissuing and indemnifying the corporation for reissuing lost certificates shall be paid by the applicant.
3.    Section 2.09 is hereby amended and replaced in its entirety, to read as follows:

Section 2.09. Fractional Shares

The corporation may, but shall not be required to, issue certificates or make book-entries for fractions of a share where necessary to effect authorized transactions, or the corporation may pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined.

4.    In all other respects, the provisions of the Bylaws are hereby ratified and affirmed.

Exhibit 3.1

The undersigned secretary certifies that this amendment was duly adopted at a meeting of the Board of Directors held July 28, 2016.

/s/ Jason Curtis
Jason Curtis, Secretary

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